FOIA Confidential Treatment Request (17 CFR 200.83)
The entity requesting confidential treatment is
Herman Miller, Inc.
855 East Main Avenue
Zeeland, Michigan 49464
Attn:     Gregory J. Bylsma
(616) 654-7578 (phone)
(616) 654-7585 (fax)

February 13, 2014
Ms. Melissa N. Rocha
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, DC 20549-4631

RE:    Herman Miller, Inc.
Form 10-K for the Year ended June 1, 2013
Filed July 30, 2013
File No. 1-15141

Dear Ms. Rocha:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the "Commission") set forth in your letter dated January 24, 2014 with respect to the above referenced filings. The comments from your letter are set forth in bold font below and are followed by our response.

Form 10-K for the year ended June 1, 2013
Management’s Discussion and Analysis, page 15
Executive Overview, page 15

1.
You disclose that the North American reportable segment is the aggregation of two operating segments. Please identify these two operating segments and tell us how you considered ASC 280-10-50 in identifying your operating segments and how your reporting segments meet the aggregation criteria set forth in ASC 280-10-50-11. You may wish to provide us supplementally with an analysis that includes historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar and aggregation is appropriate.

Response:

The North American reportable segment is the aggregation of the North America Work ("Work") and the North America Healthcare ("Healthcare") operating segments. In identifying the operating segments, the company considered the definition of an operating segment in ASC 280-10-50-1. The Work operating segment includes the operations associated with the design, manufacture, and sale of furniture products for work-related settings, including office and education environments, throughout the United States and Canada. The Healthcare operating segment includes the operations associated with the design, manufacture, and sale of furniture products for work-related settings, including clinical settings, to customers throughout the United States and Canada.

The chief operating decision maker ("CODM") at Herman Miller ("the company") is the chief executive officer (“CEO”). The CEO directs the operations of the company with the assistance of the executive leadership team and the CEO allocates resources and assesses the performance of Herman Miller’s operating segments. The information provided to the CODM includes the Work and Healthcare operating segments.

The company considered the aggregation criteria in ASC 280-10-50-11, as well as ASC 280-10-50-7A through ASC 280-10-50-7C, in determining whether it was appropriate to aggregate the Work and Healthcare operating segments. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of ASC 280, which considers if the segments have similar economic characteristics and if the segments are similar in all of the following areas:

•	Economic characteristics;

•	Nature of products and services;

•	Nature of production processes;

Confidential Treatment is Requested by Herman Miller, Inc.                        MLHR-2
Pursuant to 17 CFR 200.83

•	Type or class of customer;

•	Methods of distribution; and

•	Nature of the regulatory environment, if applicable.

The quantitative and qualitative aggregation criteria for the Work and Healthcare operating segments was considered as follows:

Similar economic characteristics
The gross margins for the Work and Healthcare operating segments were reviewed as part of the segment aggregation analysis. Management analyzed gross margins over the period from fiscal 2011 through fiscal 2013, as well as the gross margins within the company's plan for fiscal 2014 through fiscal 2016. Based on this analysis, management believes that the two operating segments have similar economic characteristics based on current indicators.

Furthermore, due to the incremental labor and overhead costs stemming from the facility consolidations within the Healthcare operating segment, fiscal 2012 and 2013 were recast (for the purposes of the segment aggregation analysis) for the Healthcare operating segment. After the adjustments, the average difference in gross margin was even smaller. It is the opinion of management that these adjusted gross margins for the operating segments are more representative of the performance of the operating segments on a long term basis.

The operating expenses from fiscal 2011 through fiscal 2013 and within the 2014 through 2016 plan were also reviewed by management as part of the segment aggregation analysis. Included within the historical and planned operating expenses for Healthcare is amortization expense resulting from purchase accounting due to recent acquisitions. Management believes that this incremental operating expense is not indicative of the long term performance of the Healthcare operating segment. After adjusting for this amortization, management concluded that the Work and Healthcare operating segments were similar from the perspective of operating expenses. Furthermore, since gross margin and operating expenses were deemed to be economically similar, management concluded that operating income was economically similar as well. Note that the details of the aforementioned analysis of economic characteristics are set forth in Exhibit A attached hereto.

Qualitative economic characteristics were also considered in the analysis. It is important to note that in general, the Work and Healthcare segments are considered to be similarly affected by changes in market conditions given the like nature of their products (durable goods) and end-customers (used in work-related settings). Additionally, these products have similar economic characteristics and similar future growth opportunities as well. From the standpoint of future growth for Work and Healthcare products, these products have similar economic characteristics, as they are subject to and react similarly to factors such as service sector employment levels, corporate profitability, trends in non-residential construction and the overall measures of market sentiment. We also believe that both segments have similar future growth opportunities driven by supportive demographic trends and secular market trends around product preferences and styles.

Nature of Products and Service
Work and Healthcare provide many of the same products or products that have similar purposes and end uses, since each operating segment manufactures and sells furniture (including wood casegoods, desking, filing and storage, and office systems) and seating (including task, side and soft seating products) that is used in a variety of office and healthcare work settings.

Nature of the Production Process
The production processes for both Work and Healthcare are the same. For these operating segments, all products are “made to order” and are produced with shared or similar manufacturing facilities, equipment and labor force. The products for Work and Healthcare also require similar levels or degrees of labor and capital.

Type or Class of Customer
Work and Healthcare share types/classes of customers that are typically commercial institutions that employ large numbers of executive, technical and administrative personnel. The region/geography in which the products and services of these operating segments are marketed are similar as both segments are North America centric. Also, the sales force for Work and Healthcare are interchangeable, sell many of the same products, and use similar strategies and tools.

Methods of Distribution
The Work and Healthcare operating segments have the same methods of distribution. Sales are made primarily through independent contract furniture dealers, most of whom distribute for both operating segments, although, some sales are also made directly to end customers.

Nature of the regulatory environment
A limited number of products offered by the Healthcare operating segment are subject to U.S. Food and Drug Administration regulations. Other than this, there are no significant differences in the regulatory environment for the Work and Healthcare operating segments.

We believe that the Work and Healthcare operating segments are appropriately aggregated into one reportable segment based on the analysis above.

Confidential Treatment is Requested by Herman Miller, Inc.                        MLHR-3
Pursuant to 17 CFR 200.83

Financial Results, page 20

2.
We note from the tables on pages 21-22 the significant impact that Change in other volumes has on your net sales. Please provide draft disclosure, to be included in future filings that discusses the material components of this line item and the reasons for the significant increase during fiscal 2013. Ensure that your disclosure discusses not only volume changes of existing products but the impact of any product introductions. In this regard, we note from your Q2 2014 earnings call transcript you anticipate Living Office systems to begin standard order entry in the first half of 2014 and have begun recognizing revenue on the first shipments related to the large energy project.

Response:

The “Change in other volumes” line item represents an increase in sales due to the general improvement in the economic environment for the company, primarily in North America. This economic improvement is attributable to North America since the increase in the “Change in other volumes” line item is attributable to our North American Furniture Solutions and Specialty and Consumer Reportable Segments. All of the material changes in sales during fiscal 2013 have been explained in Form 10-K for the year ended June 1, 2013. In future filings, management will provide explanation of qualitative factors that drive this change to provide further context around the “Change in other volumes” line item.
Additionally, in future filings, management will provide disclosure of the impact on sales of new product introductions if material. However, please note that the impact on sales due to the launch of new products is unlikely to be material in any one period. This is due to the nature of how new products are launched and generally adopted by customers and end users in the market place. Products in the contract furniture industry tend to have very long life cycles. This is evidenced by the fact that one of the company's top selling system furniture lines, Action Office, was first introduced in the late 1960's and is still being sold today. Likewise, new product launches in our business tend to have a long ramp up period as the products are gradually adopted in the marketplace over time. Historically, the incremental sales due to new product launches have not been material in any one period, but can been seen over extended periods of time.
The aforementioned large energy project will be recognized over approximately 18 months. As such, the amount of incremental sales from this project will not likely be material for any specific reporting period and will not be materially different from large contract work that we have had in the past. Furthermore, it is commonplace for large projects to come online as well as large projects to be completed in each reporting period. It is the view of management that this is the normal course of business and disclosure of this would not add helpful context for the users of the MD&A.
Based on the response above, a revised “Net Sales, Orders, and Backlog - Fiscal 2013 Compared to Fiscal 2012” section has been provided below with the enhancements to the disclosure presented in italics.
For the fiscal year ended June 1, 2013, consolidated net sales increased 2.9 percent to $1,774.9 million from $1,724.1 million for the fiscal year ended June 2, 2012. The acquisitions of Maharam Fabric Corporation (Maharam) on April 29, 2013 and Sun Hing POSH Holdings Limited (POSH) on April 3, 2012 increased fiscal 2013 net sales approximately $56.6 million. The impact of dealer divestitures in the second quarter of fiscal 2012 and the third quarter of fiscal 2013 had the effect of reducing sales approximately $10 million compared to fiscal 2012. The overall impact of foreign currency changes for the fiscal year was to decrease net sales by approximately $8 million. The year ended June 2, 2012 contained 53 weeks. An extra week in the company's fiscal year is required approximately every six years in order to realign its fiscal calendar-end dates with the actual calendar months. The additional week in Fiscal 2012 is estimated to have increased net sales $32 million. The company has also experienced a $50 million decrease in sales volumes to the U.S. federal government as compared to fiscal 2012. The impact of net changes in pricing is estimated to have had a $5.0 million increase on net sales during fiscal 2013. The remaining increase compared to fiscal 2012 was driven by increased volumes, generally attributable to overall improvements in the economic environment in which the company operates, primarily in North America as these increases were attributable to the North American Furniture Solutions and Specialty and Consumer reportable segments.

Acquisitions and Divestitures, page 50

3.
Please provide to us your significance calculations for the Maharam acquisition under the asset, investment and income tests as prescribed by Rule 3-05 of Regulation S-X and tell us your basis for not providing financial statements under Rule 3-05 for this acquisition.

Confidential Treatment is Requested by Herman Miller, Inc.                        MLHR-4
Pursuant to 17 CFR 200.83

Response:

The company reviewed the significance of the Maharam transaction under Rule 3-05(b)(2) of Regulation S-X, substituting the required twenty percent (20%) threshold for a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X. The following sets forth the significance calculations under each of those prescribed tests:

Dollars in Millions
Investment Test
Total Assets of HMI as of 6/2/12	$839.1
Consideration transferred	155.8
Investment %	18.6%
Financials/Proforma Threshold	20.0%
Financials/Proforma Required?	NO

Asset Test
HMI as of 6/2/12	$839.1
Maharam as of 12/31/12	52.4
Asset %	6.2%
Financials/Proforma Threshold	20.0%
Financials/Proforma Required?	NO

Income Test
HMI income before tax for FY'12	$119.5
Maharam income before tax for CY'12	3.2
Income before tax %	2.7%
Financials/Proforma Threshold	20.0%
Financials/Proforma Required?	NO

Based on the analysis above, financial statements were not required under Rule 3-05 of Regulation S-X.

Acknowledgment

In connection with our response, we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing sufficiently responds to your comment. If you have additional questions or comments, please feel free to contact me at 616-654-7578.

Very truly yours,

/s/ Gregory J. Bylsma
Gregory J. Bylsma
Chief Financial Officer
(Duly Authorized Signatory for Registrant)

Confidential Treatment is Requested by Herman Miller, Inc.                        MLHR-5
Pursuant to 17 CFR 200.83

EXHIBIT A

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[*] Information omitted pursuant to a request for confidential treatment filed with the Commission pursuant to Rule 83 of the Commission's Rules on Information and Requests (17 C.F.R. Section 200.83).